December 28, 2011

Mr. John Ganley

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-1520

Re:	Forward Funds (the “Registrant”) File Nos. 033-48940; 811-06722 Post-Effective Amendment No. 91 and Amendment No. 91 (“PEA 91”)

Dear Mr. Ganley:

Pursuant to your request, this letter responds to comments provided by the Staff of the U.S. Securities and Exchange Commission (the “Staff” or the “Commission”) to the undersigned and Palak Patel, each of ALPS Fund Services, Inc., on Tuesday, November 29, 2011, in connection with your review of Post-Effective Amendment No. 87 (“PEA 87”) and Amendment No. 87 to the Registrant’s registration statement under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, respectively, filed on October 7, 2011 via PEA 87 for the purposes of registering the Forward Floating NAV Short Duration Fund (the “Fund”), a new series of the Registrant.

Set forth in the numbered paragraphs below are your comments of November 29, 2011 to PEA 87, followed by the Registrant’s responses. Capitalized terms not otherwise defined herein shall have the meanings given to them in the Registrant’s registration statement.

Prospectus

1)	Comment: Please explain why the Registrant does not believe potential shareholders will be confused by the inclusion of the words “Floating NAV” in the Fund’s name, since every mutual fund, but for a money market fund, will have a floating net asset value.

Response:    The Registrant does not believe that the Fund’s name will be confusing to shareholders because the Fund’s name, Forward Floating NAV Short Duration Fund, accurately communicates to shareholders the Fund’s characteristics and strategies, including that the Fund will invest in short duration securities and that the Fund’s net asset value will fluctuate based on the value of the Fund’s portfolio securities. To further avoid potential confusion, Fund’s Principal Investment Strategies section discloses that the “Fund is not a money market fund” and specifically describes the types of securities in which the Fund will invest, including the credit quality requirements for the Fund’s investments and restrictions on the duration and maturity of the Fund’s investments.

2)	Comment: In the Annual Fund Operating Expenses table, the line item “Shareholder Services Fees” should be combined with the line item “Distribution (12b-1) Fees” if the shareholder service fees are adopted pursuant to a rule 12b-1 plan. If they are not pursuant to a rule 12b-1 plan, then the shareholder service fees should be included with the line item “Other Expenses”.

Response:    Item 3 Instruction 3(b) to Form N-1A states that under an appropriate caption or a sub-caption of the “Other Expenses” line item in the Fees and Expenses Table, a Registrant can disclose the amount of any distribution or similar expenses deducted from the Fund’s assets other than pursuant to a rule 12b-1 plan. The Registrant’s shareholder services fees are not pursuant to a rule 12b-1 plan and thus pursuant to the instructions, Registrant believes “Shareholder Services Fees” is an appropriate caption. Accordingly, the Registrant respectfully declines to make any changes to the disclosure in response to this comment.

3)	Comment: Under the Principal Investment Strategies section, the second sentence of the first paragraph refers to the Fund’s “average portfolio duration.” Please confirm that this reference is based on the Fund’s “dollar weighted” average duration.

Response:    The Registrant confirms that the reference to the Fund’s average portfolio duration is based on the Fund’s dollar weighted average portfolio duration.

4)	Comment: In footnote (2) to the Annual Fund Operating Expenses table, please confirm that any such waiver will be in place for a minimum of one year beginning with the effective date of the prospectus.

Response:    The Registrant confirms that the contractual waiver included in the prospectus will be in place through April 30, 2013.

5)	Comment: Please confirm that Registrant will include the final waiver agreement as an exhibit to Registrant’s PEA 91.

Response:    The Registrant confirms that the form of the final waiver agreement will be included as Exhibit (h)(8)(q) to Registrant’s PEA 91.

6)	Comment: Under the Principal Investment Strategies section, the second to last sentence of the first paragraph states that the Fund “…seeks to outperform the Citigroup 3-Month Treasury Bill Index.” As the Fund is newly organized and performance information is not required at this time, please confirm whether Registrant intends to use the Citigroup
3-Month Treasury Bill Index as its primary benchmark for purposes of Item 4(b)(2) of Form N-1A in future post-effective amendments. Although the Index might be appropriate as a secondary benchmark for such purposes, it would most likely not be appropriate to use as a primary benchmark due to the relative lack of risk it represents.

Response:    The Registrant believes that the Citigroup 3-Month Treasury Bill Index is an appropriate primary benchmark for the Fund because it is a widely recognized measure of market performance for short-term, high quality securities. The Registrant notes that the Fund will invest in short-term, high quality securities. Specifically, the Fund seeks to maintain an average-dollar weighted portfolio maturity of less than 150 days and that the Fund will invest at least 70% of its net assets in securities rated in the

“AA-” category or above by Standard & Poor’s Corporation, or equally rated by Moody’s Investors Service or Fitch Investors Service at the time of purchase, or, if unrated, determined to be of the same quality by Forward Management, or in direct obligations of the U.S. Federal Government. The Registrant also notes that numerous other investment companies use the Citigroup 3-Month Treasury Bill Index, or a similar index administered by another organization, as a primary benchmark.

7)	Comment: In the Principal Risks section of the summary section, please confirm that any principal risks included are related to the Fund’s strategies as disclosed in the Principal Investment Strategies section.

Response:    The Registrant confirms that any principal risks disclosed in the Principal Risks section are related to the Fund’s strategies disclosed in the Principal Investment Strategies section.

8)	Comment: In the Security Types of the Fund section, please confirm that the securities listed are included or discussed in the Fund’s summary section. Please remove any securities that do not pertain to the Fund.

Response:    In many cases, the securities listed in the Security Types of the Fund section are specific types of securities included within the categories of securities described in the Fund’s Principal Investment Strategies section. The Registrant believes that this approach is consistent with Form N-1A’s “layered” approach to disclosure. Accordingly, the Registrant respectfully declines to make any changes to the disclosure in response to this comment. However, the Registrant will note the comment in connection with the upcoming annual update.

Statement of Additional Information:

9)	Comment: In the Management of the Fund Section, please consider adding a specific reference to the heading of the last column of the Independent Trustees table which clarifies that the information presented for “Other Directorships Held by Trustee” only covers the previous five years.

Response:    Inclusion of the reference to the past five years in the heading of the column is not specifically mandated by Item 17 of Form N-1A. In addition, the Registrant has included the following sentence in the section entitled “Board of Trustees,” which is located immediately before the Independent Trustees table: “The Trustees and Officers of the Trust, along with their affiliations over the last five years, are set forth below.” The Registrant believes this sentence provides sufficient clarification as to the period covered by the column at issue, and respectfully declines to make changes to the disclosure in response to this comment.

Part C:

10)	Comment: In connection with the Legal Opinion of Dechert LLP, to be included as Exhibit (i) to the 485(b) filing, please confirm that the Registrant’s counsel has reviewed Staff Legal Bulletin No. 19, Legality and Tax Opinions in Registered Offerings (the “Staff Bulletin”).

Response:    The Registrant confirms that its counsel has reviewed the Staff Bulletin.

General:

11)	Comment: Please (i) file via EDGAR as a correspondence filing a letter responding to the Staff’s comments and (ii) submit the completed Annual Fund Operating Expenses table and Examples via electronic mail, in both cases before submitting the 485(b) filing.

Response:    The Registrant has (i) filed this comment and response letter via EDGAR as a correspondence filing on December 28, 2011, and (ii) submitted the completed Annual Fund Operating Expenses table and Examples via electronic mail on December 23, 2011.

12)	Comment: Please contact the Staff if the Registrant does not understand any of the comments to the registration statement given by the Staff.

Response:    The Registrant believes that it understands all of the comments to the registration statement given by the Staff and has included responses to such comments above. As noted in certain of the Registrant’s responses above, the Registrant will note and consider incorporating such comments in connection with the upcoming annual update.

* * *

No fees are required in connection with this filing. Please feel free to contact the undersigned at 720.917.0864 should you have any questions.

Sincerely,

/s/ David T. Buhler
David T. Buhler, Esq.

cc:	Judith M. Rosenberg, Chief Compliance Officer, Forward Funds
Douglas P. Dick, Partner, Dechert LLP
Matthew Curtin, Dechert LLP

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